Exhibit 12.1

Statements Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Six months
	ended
	June 30,	Year ended December 31,
	2013	2012	2011	2010	2009	2008
Income (loss) before income taxes	$(42,135)	$(71,139)	$(32,728)	$(68,729)	$6,277	$(45,628)
Fixed charges	3,025	6,183	4,514	2,423	6,973	9,091
Earnings as defined	$(39,110)	$(64,956)	$(28,214)	$(66,306)	$13,250	$(36,537)
Fixed charges:
Interest expense	$2,124	$4,015	$2,462	$385	$4,651	$6,670
Amortization of debt issuance costs	212	372	___		237	332
Estimated interest component of rent expense	689	1,796	2,052	2,038	2,085	2,089
Total fixed charges	$3,025	$6,183	$4,514	$2,423	$6,973	$9,091
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	1.9	N/A